COKER & PALMER, INC.

Financial Statements and
Report of Independent Registered
Public Accounting Firm

Financial Statements with
Supplementary Information

December 31, 2025

TABLE OF CONTENTS

Page

FACING PAGE AND OATH OR AFFIRMATION

FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44129

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __COKER & PALMER, INC.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1667 LELIA DRIVE__

(No. and Street)

__JACKSON__	__MS__	__39216-4818__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__J. DAVID COKER__	__601-965-0101__	DCOKER@COKERPALMER.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ANDERS MINKLER HUBER & HELM LLP
(Name – if individual, state last, first, and middle name)

__800 MARKET SUITE 500__	__ST. LOUIS__	__MO__	__63101__
(Address)	(City)	(State)	(Zip Code)
__1/25/2005__		__2100__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COKER & PALMER, INC., as of 2/26, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF MISSISSIPPI NOTARY PUBLIC ID# 471867 ALANA PATTERSON Commission Expires May 19, 2028 LEAKE COUNTY

Signature: [signature]

Title: President

[signature] Alana Patterson

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coker & Palmer, Inc. as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedule referred to in the Auditors' Report on Supplemental Information section of the report (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coker & Palmer, Inc.'s management. Our responsibility is to express an opinion on Coker & Palmer, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Coker & Palmer, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

Page 1

Auditors' Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Coker & Palmer, Inc.'s financial statements. The supplemental information is the responsibility of Coker & Palmer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission (Schedule I) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as Coker & Palmer, Inc.'s auditor since 2014.

St. Louis, Missouri
February 26, 2026

COKER & PALMER, INC.
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	40,524
Temporary cash investments		797,880
Receivables from clearing brokers		84,934
Recoverable income taxes		49,189
Prepaid expenses		33,923
Clearing deposit		100,000
Deferred income taxes		1,423
Furniture and equipment, net of accumulated depreciation of $380,299		3,317
		$ 1,111,190

See notes to financial statements.

Liabilities

Accounts payable	$	23,525
Accrued expenses		59,250
Total liabilities		82,775

Stockholder's Equity

Common stock, $.01 par value; 1,000,000 shares		
authorized, 30,000 shares issued and outstanding		300
Paid-in capital		35,229
Retained earnings		992,886
Total stockholder's equity		1,028,415

	$ 1,111,190

COKER & PALMER, INC.
Statement of Income
Year ended December 31, 2025

Revenue

Commissions	$ 480,047
Income from sale of investment company shares	747,213
Gain on investment accounts	30,391
Interest income	196
Research and investment advisory fee revenue	2,097,047
Other income	298,383
	3,653,277

Expenses

Compensation and related expenses	1,810,551
Third party advisor fees	1,006,919
Brokerage and clearing fees	120,542
Occupancy and management services	267,489
Communications	12,011
Quote services	83,816
Depreciation expense	4,068
Other operating expenses	369,947
	3,675,343

Loss before income taxes	(22,066)

Income tax benefit

Current benefit	(4,740)
Deferred benefit	(1,815)
	(6,555)

Net loss	$ (15,511)

See notes to financial statements.

COKER & PALMER, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025

	Common Stock		Paid-in Capital		Retained Earnings		Total	
Balances - January 1, 2025	$	300	$	35,229	$	1,008,397	$	1,043,926
Net loss		-		-		(15,511)		(15,511)
Balances - December 31, 2025	$	300	$	35,229	$	992,886	$	1,028,415

See notes to financial statements.


COKER & PALMER, INC.
Statement of Cash Flows
Year ended December 31, 2025


Operating Activities

Net loss	$ (15,511)
Adjustments to reconcile net loss to net cash and cash	
equivalents used in operating activities	
Depreciation expense	4,068
Deferred income taxes	(1,815)
Realized and unrealized gain on investments	(30,391)
(Increase) decrease in operating assets	
Receivable from and deposits with clearing broker	23,363
Recoverable income taxes	(45,733)
Prepaid expenses	13,399
Increase in operating liabilities	
Accounts payable and accrued expenses	6,897
Net cash used by operating activities	(45,723)

Investing Activities

Proceeds from the sale of temporary cash investments	3,829,686
Purchase of temporary cash investments	(3,750,092)
Net cash provided by investing activities	79,594
Net increase in cash and cash equivalents	33,871
Cash and cash equivalents at beginning of period	6,653
Cash and cash equivalents at end of period	$ 40,524

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for	
Income taxes	$ 37,946

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer (the Company) is a registered securities broker-dealer located in Jackson, Mississippi. The Company has a branch office in New Orleans, Louisiana. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates. Fees for research and investment advisory services are recorded when the services are rendered in accordance with agreements with the Company's customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Certificates of deposit and United States Treasury Bills with an original maturity of more than three months are reported on the statement of financial condition as temporary cash investments.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate their fair values due to the short maturity of these instruments.

The Company records its investments at fair value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the gain on investment accounts in the statement of income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Revenue Recognition

Revenue is recognized upon the transfer of goods and services to customers in an amount that reflects the consideration the Company expects to receive for those goods or services. Refer to Note 2 for additional information.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2022. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the positions would be sustained under examination by the tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination. The Company has not recognized a provision for any unrecognized tax benefits in the accompanying financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of principal transactions, agency transactions and administrative services. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - Continued

Commissions - Continued

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital market offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, all amounts were immaterial.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - Continued

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2025, the Company's bank balance did not exceed the insured limit. The Company has never experienced any losses related to those balances.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 4 - INCOME TAXES

The provision for federal and state income taxes consists of the following:

Current Income Taxes		
State tax benefit	$	(4,726)
Federal tax benefit		(14)
		(4,740)
Deferred Income Benefits Related to		
Depreciation		(955)
Accrued compensation		(472)
Unrealized gain on investments		(388)
		(1,815)
Net income tax benefit	$	(6,555)
U.S. federal income tax rate		(21.00%)
Increases (decreases) in tax rate resulting from		
State tax expense		(18.14)
Nondeductible items		2.20
Prior year federal over accrual		7.27
Other		(0.16)
		(29.83%)

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2025, relates primarily to the tax on nondeductible expenses.

NOTE 4 - INCOME TAXES - Continued

The net deferred income tax asset (liability) results from differences in the timing of the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each consist of the following:

Deferred Tax Asset

Accrued compensation	$	2,984

Deferred Tax Liability

Unrealized gain on investments		(823)
Excess of book depreciation expensed over tax depreciation expensed		(738)
Net deferred tax asset	$	1,423

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2025, the Company had net capital of $940,563, which was $840,563 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 0.09 to 1 at December 31, 2025.

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Company's Shareholder's Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Company and other stockholders in writing of their desire to sell or transfer any of the Company's stock. The Company shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Company, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 7 - RETIREMENT PLAN

The Company provides for retirement benefits for its employees through a 401(k) plan. The plan covers substantially all permanent employees that are 21 years of age and have completed one year of eligible service. Participants may contribute a portion of their compensation to the plan, and the Company contributes safe harbor matching contributions each year. The Company's matching contributions totaled $51,149 during 2025.

NOTE 8 - RELATED PARTIES

The Company rents office space on a month-to-month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid during 2025 totaled $144,000.

NOTE 9 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 8). The Company also leases, with a month-to-month agreement, corporate office space in New Orleans, Louisiana and rental payments under the agreement totaled $14,400 for the year ended December 31, 2025. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition; lease expense for these leases is recognized as paid over the lease term.

NOTE 10 - CONCENTRATIONS AND CONTINGENCIES

For the year ended December 31, 2025, no single customer generated more than 10.00% of the Company's commission revenue.

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all unsettled claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 26, 2026, the date the financial statements were approved by the Company's management and thereby available to be issued.

ADDITIONAL INFORMATION

COKER & PALMER, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Schedule I)
December 31, 2025

Stockholder's Equity

Capital stock outstanding		$ 300
Additional paid-in capital		35,229
Retained earnings		992,886
		1,028,415

Deductions

Non-allowable assets		
Furniture and equipment	3,317	
Recoverable income taxes	49,189	
Deferred tax asset	1,423	
Prepaid expenses	33,923	
		87,852
Net capital before haircuts on securities positions		940,563
Less: Haircuts		-
Net capital		940,563

Aggregate Indebtedness

Accounts payable and accrued expenses	82,775	

Minimum Capital Requirements

(6.67% of $82,775 subject to minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 840,563

See independent auditor's report.

COKER & PALMER, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Schedule I)
December 31, 2025
(Continued)

Ratio of Aggregate Indebtedness to Net Capital	.09 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17-A-5 as of December 31, 2025)	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 940,563

See independent auditor’s report.

COKER & PALMER, INC.
Other Schedules
December 31, 2025

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

COKER & PALMER, INC.
Exemption Report

Coker & Palmer, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year.

(3) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exemption.

Coker & Palmer, Inc.

I, J. David Coker, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

President

February 26, 2026



Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coker & Palmer, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Coker & Palmer, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: Provision (k)(2)(ii) (exemption provision) and (2) Coker & Palmer, Inc. stated that Coker & Palmer, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Coker & Palmer, Inc.'s management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Coker & Palmer, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coker & Palmer, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
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Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri
February 26, 2026